Mail Stop 3561
via fax (918) 251-6052

March 4, 2010

Kenneth A. Chymiak
Chief Executive Officer
Addvantage Technologies Group, Inc.
1221 E. Houston
Broken Arrow, Oklahoma 74012

Re: **Addvantage Technologies Group, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2009
       Filed December 17, 2009
       File No. 001-10799

Dear Mr. Chymiak:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheet, page 18

1.   Please refer to comment eleven in our letter dated April 13, 2007 regarding your September 30, 2006 Form 10-K and your response dated June 12, 2007. It does not appear that you have complied with our prior comment. Specifically, you

continue to present the same number of common shares issued as the number of common shares outstanding, which is not appropriate given your treasury stock. Please advise.

Goodwill

2.   We note the material nature of your goodwill balance to your total assets. Supplementally tell us, and please consider disclosing within your Critical Accounting Policy, how you determine your reporting units for purposes of goodwill impairment testing, identify your reporting units, and describe your methodology for determining the fair value of each reporting unit. Additionally, please tell us, and consider disclosing, whether any of your reporting units are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please confirm this to us and disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please tell us supplementally and disclose the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 7 – Stock-Based Compensation and Preferred Stock

3.   Please refer to comment twenty in our letter dated April 13, 2007 regarding your September 30, 2006 Form 10-K and your response dated June 12, 2007. It does not appear that you have complied with our prior comment. Specifically, it appears you did not provide all items required by paragraph c. and d. of ASC 718-10-50-2. Please advise.

Item 9A(T). Controls and Procedures

4.   We note that you did not provide certain required disclosures in your most recent Form 10-K despite your previous representations to the Staff that such disclosure would be provided in future filings. In light of the above, please reconsider your conclusion that your disclosure controls and procedures were effective as of the end of the period covered by the report. If you continue to believe that your disclosure controls and procedures were effective, explain to us in detail how you reached this conclusion.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3737 if you have any questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief